

February 16, 2010

Mail Stop 4631

<u>Via U.S. mail and facsimile</u>

Mr. Yun Bo Wang, Chief Executive Officer
  and President
Rodon, Inc.
North Jianguo Street, 707 Building,
1 Section, 1204 Room
Hanzhou, Zhejiang Province, China 310004

Re   :   Rodon, Inc.
Registration Statement on Form S-1
Filed on: January 21, 2010
File No.: 333-164454

Dear Mr. Wang:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. At the bottom of the cover page, please update the date of the prospectus to the most practicable current date.

Mr. Yun Bo Wang
Rodon, Inc.
February 16, 2010
Page 2

Risk Factors, page 6
Because our sole director has an interest in a company involved in the same industry, page 9

2. Please tell us the basis for your statement in this risk factor that "Hangzhou Yongsheng Foreign Trade company Co., Ltd is not an affiliate of Rodon Inc."

Selling Shareholders, page 12

3. Modify the selling shareholders' table to include an additional line to show the total number of shares being offered by the selling shareholders. Otherwise, include a footnote to the table that indicates that at no time will the total number of shares being offered pursuant to this prospectus exceed the aggregate number of shares registered.

Description of Business

Product Review, page 17

4. Modify the first sentence to specify what material you are referring to.

Types of porcelain stoneware tile, page 19

5. Disclose which type(s) of porcelain stoneware tile, you plan to distribute in your business.

Contract with our supplier, page 20

6. Discuss the material terms of the company's supply contract with Advento, including the duration of the contract, provisions for termination or cancellation, and any minimum purchase requirements.

Our supplier, page 20

7. Describe Advento in greater detail, including, but not limited to it business and business experience relating to the company's planned business.

8. If known, discuss the availability of alternative suppliers of the porcelain stoneware tile that the company intends to distribute.

Share of the Market, page 20

9. If this disclosure is retained, discuss the basis for and significance of this disclosure at this phase in the development of your business.

Competition, page 20

10. Discuss the principle competitive factors your business will be subject to and identify any known business competitors.

Plan of Operations, page 23

11. This discussion should be modified to provide more specific time frames for developing your business, including the estimated amount of funds required for development of your business and how you will obtain these funds over the next twelve months.

Directors, Executive Officers, Promoters and Control Persons, page 25

12. Please include a discussion, under an appropriate subheading, of the potential for conflicts of interest to arise in connection with Mr. Yun Bo Wang's affiliation with Hangzhou Yongsheng Foreign Trade Co. and the company's policy for handling conflicts of interest once they arise. We note your discussion in the eleventh risk factor.

Undertakings, page 43

13. It appears that you have inadvertently omitted the word "low" from the fifth line of the undertaking in paragraph 1(b). Please revise to read "low or high end of the estimated maximum offering range" as required by Item 512(a)(1)(ii) of Regulation S-K.

Exhibits, page 44

14. Please modify the description of Exhibit 10.1 in the exhibit index to identify the supplier and the date of the contract.

Exhibit 5.1

15. Please have counsel revise its opinion to delete the following statement in the first paragraph: "I hereby disclaim any responsibility for the content of the Registration Statement."

16. We note counsel's statement in the third paragraph of its opinion that "the Shares were duly authorized by all necessary corporate action on the part of the Company, currently validly issued fully-paid and non-assessable when sold after the effectiveness of the Registration Statement." This statement is ambiguous; it also contains an inappropriate condition. Please have counsel revise its opinion to provide unambiguously that the shares are validly issued, fully paid and non-assessable. In addition, please have counsel revise its opinion to delete the following conditional language: "when sold after the effectiveness of the Registration Statement."

General

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Mr. Yun Bo Wang
Rodon, Inc.
February 16, 2010
Page 5

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tracey Houser, Accountant at (202) 551-3736 or Terence O'Brien, Chief Accountant at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Dorine H. Miller at (202) 551-3711 or Dietrich King, Attorney at (202) 551-3338 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director